March 13, 2025

Ioannis Lazaridis
Chief Financial Officer
Robin Energy Ltd.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

        Re: Robin Energy Ltd.
            Registration Statement on Form 20-F
            Filed February 28, 2025
            File No. 001-42543
Dear Ioannis Lazaridis:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 20-F
General

1. Please provide an analysis of whether the distribution of the Robin Energy Ltd. shares to the shareholders of Toro Corp. constitutes a sale under Section 2(a)(3) of the
       Securities Act. We note your disclosure that Toro will contribute the
Robin
       Subsidiaries, together with $4,356,450 in cash, to you in exchange for all of your issued and outstanding common shares, 2,000,000 Series A Preferred Shares and
       40,000 Series B Preferred Shares. As part of your response, explain whether the transactions in connection with the distribution would fundamentally alter the nature
       of the Toro shareholders    investment such that the shareholders are
providing value
       for the Robin Energy shares, and discuss the shareholders    economic
and voting
       interests in Toro prior to the transactions compared to their economic and voting interests in Toro and Robin Energy after the transactions.
 March 13, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Finn Murphy